                                                                                                                                   March 27, 2009

Mr. Eric Atallah

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop: 3030

100 F. Street N.E.

Washington D. C. 20549-7010

Re:          Pro-Dex Inc.

                Form 10-KSB for fiscal year ended June 30, 2008

                Filed September 22, 2008

                Form 10-Q for quarter ended December 31, 2008

                File No. 0-14942

Dear Mr. Atallah:

On behalf of Pro-Dex Inc., I am responding to your letter dated February 13, 2009 and making an addition to our response filed March 4, 2009 relating to the above-referenced quarterly and annual reports.

In addition to the responses sent in the correspondence filing dated March 4, 2009 the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/S/ Mark Murphy

Mark Murphy, CEO

/S/ Jeffrey J. Ritchey

Jeffery J. Ritchey, CFO